Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

($ in millions)

	Six Months Ended June 30, 2014	Years Ended December 31
		2013	2012	2011	2010	2009
Fixed charges
Interest expense	$4.3	$9.9	$27.5	$63.1	$101.8	$95.2
Interest capitalized during the period	2.3	3.2	5.3	4.9	9.1	7.5
Amortization of debt issuance expenses	.8	1.6	1.7	1.9	2.6	3.3
Portion of rental expense representative of interest	13.9	28.4	28.2	32.6	33.5	34.9

Total Fixed Charges	21.3	43.1	62.7	102.5	147.0	140.9

Preferred stock dividend requirements (a)	2.7	16.2	16.2	13.5	—	—

Total fixed charges and preferred stock dividends	24.0	59.3	78.9	116.0	147.0	140.9

Earnings
Income (loss) from continuing operations before income taxes	(20.7)	219.4	254.1	206.0	222.9	218.2
Add amortization of capitalized interest	2.3	5.0	7.5	7.4	9.1	11.6

Subtotal	(18.4)	224.4	261.6	213.4	232.0	229.8

Fixed charges per above	21.3	43.1	62.7	102.5	147.0	140.9
Less interest capitalized during the period	(2.3)	(3.2)	(5.3)	(4.9)	(9.1)	(7.5)

Total earnings	$.6	$264.3	$319.0	$311.0	$369.9	$363.2

Ratio of earnings to fixed charges	*	6.13	5.09	3.03	2.52	2.58

Ratio of earnings to fixed charges and preferred stock dividends (b)	**	4.46	4.04	2.68	2.52	2.58

(a)	Amounts have not been grossed up for income taxes since the preferred stock was issued by the U.S. parent corporation which has a full valuation allowance against its net deferred tax assets.
(b)	The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing total earnings by total fixed charges and preferred stock dividends.
*	Earnings for the six months ended June 30, 2014 were inadequate to cover fixed charges by $20.7 million.
**	Earnings for the six months ended June 30, 2014 were inadequate to cover fixed charges and preferred stock dividends by $23.4 million.